Exhibit 99.3
Cenovus Energy
CARVE-OUT
CONSOLIDATED FINANCIAL
STATEMENTS
Prepared in US$
For the Year Ended December 31, 2008

Management Report
Management’s Responsibility for Cenovus Energy Carve-out Consolidated Financial Statements
The accompanying Carve-out Consolidated Financial Statements of Cenovus Energy (“Cenovus”), a carve-out of EnCana Corporation, are the responsibility of EnCana’s Management (“Management”). The Cenovus Carve-out Consolidated Financial Statements have been prepared by Management in United States dollars in accordance with Canadian generally accepted accounting principles and include certain estimates that reflect Management’s best judgments.
Management is also responsible for establishing and maintaining adequate internal control over EnCana Corporation’s financial reporting.
EnCana Corporation’s Audit Committee of the Board of Directors has approved the information contained in the Cenovus Carve-out Consolidated Financial Statements. The Board of Directors fulfills its responsibility regarding the financial statements mainly through its Audit Committee, which has a written mandate that complies with the current requirements of Canadian securities legislation and the United States Sarbanes-Oxley Act of 2002 and voluntarily complies, in principle, with the Audit Committee guidelines of the New York Stock Exchange. The Audit Committee meets at least on a quarterly basis.
PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed to audit and provide an independent opinion on the Cenovus Carve-out Consolidated Financial Statements as at December 31, 2008 as stated in their Auditor’s Report. PricewaterhouseCoopers LLP has provided such opinion.

(signed)	(signed)
Randall K. Eresman	Brian C. Ferguson
President &	Executive Vice-President &
Chief Executive Officer	Chief Financial Officer
EnCana Corporation	EnCana Corporation
September 10, 2009

AUDITORS’ REPORT
To the Directors of EnCana Corporation
We have audited the accompanying consolidated balance sheets of Cenovus Energy (“Cenovus”), a carve-out of EnCana Corporation as described in Note 1 of the financial statements, as at December 31, 2008 and December 31, 2007 and the related consolidated statements of earnings, owner’s net investment, comprehensive income, accumulated other comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2008. These Cenovus Carve-out Consolidated Financial Statements are the responsibility of EnCana Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits of Cenovus’ Carve-out Consolidated Financial Statements as at December 31, 2008 and December 31, 2007 and for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. A financial statement audit also includes assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the Cenovus Carve-out Consolidated Financial Statements referred to above present fairly, in all material respects, the financial position of Cenovus as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.
(signed)
PricewaterhouseCoopers LLP
Chartered Accountants
Calgary, Alberta
Canada
September 10, 2009

Consolidated Statement of Earnings

For the years ended December 31 (US$ millions)		2008	2007	2006

Revenues, Net of Royalties	(Note 5)	$16,559	$13,406	$7,498

Expenses	(Note 5)
Production and mineral taxes		75	63	73
Transportation and selling		963	756	899
Operating		1,223	1,114	678
Purchased product		9,710	7,476	1,984
Depreciation, depletion and amortization		1,318	1,426	1,254
Administrative		167	145	94
Interest, net	(Note 7)	218	187	152
Accretion of asset retirement obligation	(Note 15)	39	28	25
Foreign exchange (gain) loss, net	(Note 8)	(250)	380	(26)
(Gain) loss on divestitures		3	4	—

		13,466	11,579	5,133

Net Earnings Before Income Tax		3,093	1,827	2,365
Income tax expense	(Note 9)	725	423	543

Net Earnings		$2,368	$1,404	$1,822

Consolidated Statement of Owner’s Net Investment

For the years ended December 31 (US$ millions)		2008	2007	2006

Owner’s Net Investment, Beginning of Year		$5,573	$6,145	$5,588
Net Earnings		2,368	1,404	1,822
Net Distributions to EnCana	(Note 16)	(381)	(1,976)	(1,265)

Owner’s Net Investment, End of Year		$7,560	$5,573	$6,145

Consolidated Statement of Comprehensive Income

For the years ended December 31 (US$ millions)	2008	2007	2006

Net Earnings	$2,368	$1,404	$1,822
Other Comprehensive Income, Net of Tax
Foreign Currency Translation Adjustment	(2,246)	1,265	97

Comprehensive Income	$122	$2,669	$1,919

Consolidated Statement of Accumulated Other Comprehensive Income

For the years ended December 31 (US$ millions)	2008	2007	2006

Accumulated Other Comprehensive Income, Beginning of Year	$2,434	$1,169	$1,072
Foreign Currency Translation Adjustment	(2,246)	1,265	97

Accumulated Other Comprehensive Income, End of Year	$188	$2,434	$1,169

See accompanying Notes to Cenovus Carve-out Consolidated Financial Statements

Consolidated Balance Sheet

As at December 31 (US$ millions)		2008	2007

Assets
Current Assets
Cash and cash equivalents		$153	$302
Accounts receivable and accrued revenues		598	1,593
Current portion of partnership contribution receivable	(Notes 4,10)	313	297
Risk management	(Note 19)	681	88
Inventories	(Note 11)	503	819

		2,248	3,099

Property, Plant and Equipment, net	(Notes 5, 12)	12,210	13,321
Investments and Other Assets	(Note 13)	200	252
Partnership Contribution Receivable	(Notes 4,10)	2,834	3,147
Risk Management	(Note 19)	38	9
Goodwill	(Note 5)	936	1,159

	(Note 5)	$18,466	$20,987

Liabilities and Net Investment
Current Liabilities
Accounts payable and accrued liabilities		$1,114	$1,813
Income tax payable		254	578
Current portion of partnership contribution payable	(Notes 4,10)	306	288
Risk management	(Note 19)	40	174
Current portion of long-term debt	(Note 14)	84	272

		1,798	3,125

Long-Term Debt	(Note 14)	2,952	3,418
Other Liabilities		52	32
Partnership Contribution Payable	(Notes 4,10)	2,857	3,163
Risk Management	(Note 19)	—	1
Asset Retirement Obligation	(Note 15)	648	703
Future Income Taxes	(Note 9)	2,411	2,538

		10,718	12,980

Commitments and Contingencies	(Note 21)

Net Investment	(Note 16)
Owner’s net investment		7,560	5,573
Accumulated other comprehensive income		188	2,434

Total Net Investment		7,748	8,007

		$18,466	$20,987

See accompanying Notes to Cenovus Carve-out Consolidated Financial Statements

Consolidated Statement of Cash Flows

For the years ended December 31 (US$ millions)		2008	2007	2006

Operating Activities
Net earnings		$2,368	$1,404	$1,822
Depreciation, depletion and amortization		1,318	1,426	1,254
Future income taxes	(Note 9)	385	(182)	47
Unrealized (gain) loss on risk management	(Note 19)	(734)	348	(536)
Unrealized foreign exchange (gain) loss		(259)	383	—
Accretion of asset retirement obligation	(Note 15)	39	28	25
(Gain) loss on divestitures		3	4	—
Other		(32)	125	53
Net change in other assets and liabilities		(89)	(48)	(1)
Net change in non-cash working capital		(312)	(474)	301

Cash From Operating Activities		2,687	3,014	2,965

Investing Activities
Capital expenditures	(Note 5)	(2,049)	(1,545)	(1,565)
Proceeds from divestitures	(Note 6)	47	—	3
Net change in investments and other		(45)	22	—
Net change in non-cash working capital		83	(10)	(54)

Cash (Used in) Investing Activities		(1,964)	(1,533)	(1,616)

Financing Activities
Net issuance (repayment) of revolving long-term debt		(503)	(148)	74
Issuance of long-term debt		268	931	—
Repayment of long-term debt		(236)	(99)	(31)
Net financing transactions with EnCana	(Note 16)	(381)	(1,976)	(1,265)

Cash (Used in) Financing Activities		(852)	(1,292)	(1,222)

Foreign Exchange Gain (Loss) on Cash and Cash Equivalents Held in Foreign Currency		(20)	7	—

Increase (Decrease) in Cash and Cash Equivalents		(149)	196	127
Cash and Cash Equivalents (Bank Overdraft), Beginning of Year		302	106	(21)

Cash and Cash Equivalents, End of Year		$153	$302	$106

Supplemental Cash Flow Information	(Note 20)
See accompanying Notes to Cenovus Carve-out Consolidated Financial Statements

Notes to Cenovus Carve-out Consolidated Financial Statements
Prepared using Canadian Generally Accepted Accounting Principles
All amounts in US$ millions, unless otherwise indicated
For the year ended December 31, 2008
NOTE 1. Background and Basis of Presentation
In May 2008, the Board of Directors of EnCana Corporation (“EnCana”) unanimously approved a proposal to split EnCana into two independent energy companies — one a natural gas company and the other a fully integrated oil company. The proposed corporate reorganization (the “Arrangement”) was expected to close in early January 2009.
In October 2008, EnCana announced the proposed Arrangement would be delayed until the global debt and equity markets regain stability.
On September 10, 2009, the Board of Directors of EnCana unanimously approved plans to proceed with the proposed Arrangement. The proposed Arrangement would be implemented through a court approved Plan of Arrangement and is subject to shareholder and regulatory approvals. The reorganization would result in two publicly traded entities with the names of Cenovus Energy Inc. and EnCana Corporation. Under the Arrangement, EnCana Shareholders will receive one Cenovus Energy Inc. Common Share for each EnCana common share held.
The Cenovus Energy (“Cenovus”) Carve-out Consolidated Financial Statements, prepared in connection with the Arrangement, present the historical carve-out consolidated financial position, results of operations, changes in net investment and cash flows of Cenovus. The Cenovus Carve-out Consolidated Financial Statements have been derived from the accounting records of EnCana on a carve-out basis and should be read in conjunction with EnCana’s annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2008. The Cenovus Carve-out Consolidated Financial Statements have been prepared on a carve-out basis and the results do not necessarily reflect what the results of operations, financial position, or cash flows would have been had Cenovus been a separate entity or future results in respect of Cenovus Energy Inc., as it will exist upon completion of the Arrangement.
EnCana’s investment in Cenovus, presented as Total Net Investment in the Cenovus Carve-out Consolidated Financial Statements, includes the accumulated net earnings, accumulated other comprehensive income and accumulated net distributions to EnCana. Cenovus’ results are comprised of the historical operations, assets, liabilities and cash flows of the Integrated Oil and Canadian Plains Divisions as well as a portion of the Market Optimization and Corporate functions of EnCana.
Integrated Oil is focused on two lines of business: the exploration for, and development and production of bitumen in Canada using enhanced recovery methods; and the refining of crude oil into petroleum and chemical products located in the United States. This segment includes EnCana’s 50 percent interest in the joint venture with ConocoPhillips (See Note 4).
Canadian Plains includes upstream exploration for, and development and production of natural gas, crude oil and natural gas liquids (“NGLs”) and other related activities in western Canada.
The operating results of Cenovus have been specifically identified based on EnCana’s existing divisional organization. Certain other expenses presented in the Consolidated Statement of Earnings represent allocations and estimates of the cost of services incurred by EnCana. These allocations and estimates were based on methodologies that Management believes to be reasonable and include unrealized mark-to-market gains and losses, administrative costs, net interest, foreign exchange gains and losses and income tax expense. The majority of the assets and liabilities of Cenovus have been identified based on the existing divisional structure, with the most significant exceptions being property, plant and equipment (“PP&E”), income taxes payable and long term debt.

Downstream refining, market optimization and corporate depreciation, depletion and amortization has been specifically identified based on EnCana’s existing divisional structure where possible. Depletion related to upstream properties has been allocated to Cenovus based on the related production volumes utilizing the depletion rate calculated for EnCana’s consolidated Canadian cost centre.
Mark-to-market gains and losses resulting from derivative financial instruments entered into by EnCana have been allocated to Cenovus based on the related product volumes.
Salaries, benefits, pension, long-term incentives and other post-employment benefits costs, assets and liabilities have been allocated to Cenovus based on Management’s best estimate of how services were historically provided by existing employees. Costs, assets and liabilities associated with retired employees remain with EnCana.
Net interest expense has been calculated primarily using the debt balance allocated to Cenovus.
Income taxes have been recorded as if Cenovus and its subsidiaries had been separate tax paying legal entities, each filing a separate tax return in its local jurisdiction. The calculation of income taxes is based on a number of assumptions, allocations and estimates, including those used to prepare the Cenovus Carve-out Consolidated Financial Statements. Cenovus’ tax pools were allocated for the Canadian cost centre based on the fair value allocation of PP&E. The calculation of income taxes at the time of the Arrangement will be determined based on the final determination of financial statement and tax balances.
PP&E related to upstream oil and gas activities are accounted for by EnCana using the full cost method of accounting. The balances related to EnCana’s Canadian upstream operations have been allocated between Cenovus and EnCana in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook Accounting Guideline AcG-16, based on the ratio of future net revenue, discounted at 10 percent, of the properties carved out to the discounted future net revenue of all proved properties in Canada using the reserve reports dated December 31, 2008 and December 31, 2007, respectively. Future net revenue is the estimated net amount to be received with respect to development and production of crude oil and natural gas reserves, the value of which has been determined by EnCana’s independent reserve evaluators.
Goodwill has been allocated to Cenovus based on the properties associated with the former business combinations on which it arose.
EnCana manages its capital structure based on a number of debt metrics. For the purpose of preparing the Carve-out Consolidated Financial Statements, it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as consolidated EnCana (See Note 17). As a result, debt was allocated to Cenovus based on this ratio. Debt is defined as the current and long-term portions of Long-term Debt. Capitalization is a non-GAAP measure defined as Debt plus total net investment.
Management believes the assumptions underlying the Cenovus Carve-out Consolidated Financial Statements are reasonable. However, the Cenovus Carve-out Consolidated Financial Statements herein may not reflect Cenovus’ results of operations, financial position, and cash flows in the future or what Cenovus’ operations, financial position, and cash flows would have been if Cenovus had been a stand-alone company. EnCana’s direct investment in Cenovus is shown as Net Investment in place of Shareholders’ Equity because a direct ownership by shareholders in Cenovus does not exist at December 31, 2008 or December 31, 2007.
Related Party Transactions
Cenovus and EnCana will enter into a transition agreement that will take effect if the Arrangement is approved. This agreement will outline the settlement of carve-out balances that become third party balances at the date of the transaction. Significant transactions between Cenovus and EnCana have been identified as intercompany transactions and reflected as accounts receivable or accounts payable in the Cenovus Carve-out Consolidated Financial Statements.

NOTE 2. Summary of Significant Accounting Policies
EnCana’s functional currency is Canadian dollars; EnCana utilizes the United States (U.S.) dollar as its reporting currency since most of its revenue is closely tied to the U.S. dollar and to facilitate a more direct comparison to other North American oil and gas companies. For consistent presentation with EnCana’s Consolidated Financial Statements, unless otherwise indicated, the Cenovus Carve-out Consolidated Financial Statements and all dollar amounts are expressed in U.S. dollars. All references to US$ or to $ are to United States dollars and references to C$ are to Canadian dollars.
A) Principles of Consolidation
The Cenovus Carve-out Consolidated Financial Statements include the Cenovus carve-out operations and are presented in accordance with Canadian generally accepted accounting principles (“GAAP”). Information prepared in accordance with GAAP in the United States is included in Note 22.
Investments in jointly controlled partnerships and unincorporated joint ventures carry on Cenovus’ exploration, development, production and crude oil refining businesses and are accounted for using the proportionate consolidation method, whereby Cenovus’ proportionate share of revenues, expenses, assets and liabilities are included in the accounts.
B) Foreign Currency Translation
The accounts of self-sustaining operations are translated using the current rate method, whereby assets and liabilities are translated at period end exchange rates, while revenues and expenses are translated using average rates over the period. Translation gains and losses relating to the self-sustaining operations are included in Accumulated Other Comprehensive Income (“AOCI”) as a separate component of total net investment.
Monetary assets and liabilities of Cenovus that are denominated in foreign currencies are translated into its functional currency at the rates of exchange in effect at the period end date. Any gains or losses are recorded in the Consolidated Statement of Earnings.
C) Measurement Uncertainty
The timely preparation of the Cenovus Carve-out Consolidated Financial Statements in conformity with Canadian GAAP requires that Management make estimates and assumptions and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the Cenovus Carve-out Consolidated Financial Statements and the reported amounts of revenues and expenses during the period. Such estimates primarily relate to unsettled transactions and events as of the date of the Cenovus Carve-out Consolidated Financial Statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.
As discussed in Note 1, PP&E related to upstream oil and gas activities for Integrated Oil and Canadian Plains has been determined based on an allocation process which used the ratio of future net revenue, discounted at 10 percent, of the respective divisions to the future net revenue, discounted at 10 percent, of all proved properties in Canada at December 31, 2008 and December 31, 2007, respectively. Future net revenue is the estimated net amount to be received with respect to development and production of crude oil and natural gas reserves.
Amounts recorded for depreciation, depletion and amortization, asset retirement costs and obligations and amounts used for ceiling test and impairment calculations are based on estimates of natural gas and crude oil reserves and future costs required to develop those reserves. By their nature, these estimates of reserves, including the estimates of future prices and costs, and the related future cash flows are subject to measurement uncertainty, and the impact in the Cenovus Carve-out Consolidated Financial Statements of future periods could be material.

The values of pension assets and obligations and the amount of pension costs charged to net earnings depend on certain actuarial and economic assumptions which, by their nature, are subject to measurement uncertainty.
The amount of compensation expense accrued for long-term performance-based compensation arrangements are subject to Management’s best estimate of whether or not the performance criteria will be met and what the ultimate payout will be.
The estimated fair value of financial assets and liabilities, by their very nature, are subject to measurement uncertainty.
Cenovus’ long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve Cenovus’ new capital structure post split.
Tax interpretations, regulations and legislation in the various jurisdictions in which Cenovus operates are subject to change. As such, income taxes are subject to measurement uncertainty.
D) Revenue Recognition
Revenues associated with the sales of Cenovus’ natural gas, crude oil, NGLs and petroleum and chemical products are recognized when title passes from EnCana, on Cenovus’ behalf, to the customer. Realized gains and losses from natural gas and crude oil commodity price risk management activities are recorded in revenue when the product is sold.
Market optimization revenues and purchased product are recorded on a gross basis when the title to product passes and the risks and rewards of ownership have been transferred. Purchases and sales of products that are entered into in contemplation of each other with the same counterparty are recorded on a net basis. Revenues associated with the services provided as agent are recorded as the services are provided.
Unrealized gains and losses from natural gas and crude oil commodity price risk management activities are recorded as revenue based on the related mark-to-market calculations at the end of the respective period.
E) Production and Mineral Taxes
Costs paid to non-mineral interest owners based on production of natural gas, crude oil and NGLs are recognized when the product is produced.
F) Transportation and Selling Costs
Costs paid for the transportation and selling of natural gas, crude oil and NGLs, including diluent, are recognized when the product is delivered and the services provided.
G) Employee Benefit Plans
Accruals for the obligations under the employee benefit plans and the related costs are recorded net of plan assets.
The cost of pensions and other post-employment benefits is actuarially determined using the projected benefit method based on length of service, and reflects Management’s best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected future health care costs. The expected return on plan assets is based on the fair value of those assets. The accrued benefit obligation is discounted using the market interest rate on high quality corporate debt instruments as at the measurement date.
Pension expense for the defined benefit pension plan includes the cost of pension benefits earned during the current year, the interest cost on pension obligations, the expected return on pension plan assets, the amortization of the net transitional obligation, the amortization of adjustments arising from pension plan amendments and the amortization of the excess of the net actuarial gain or loss over 10 percent of the greater of the benefit obligation and the fair value of plan assets. Amortization is done on a straight-line basis over a period covering the expected average remaining service lives of employees covered by the plans.

Pension expense for the defined contribution pension plans is recorded as the benefits are earned by the employees covered by the plans.
H) Income Taxes
The liability method of accounting for income taxes is followed. Under this method, future income taxes are recorded for the effect of any difference between the accounting and income tax basis of an asset or liability, using the substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted with the adjustment being recognized in net earnings in the period that the change occurs.
I) Cash and Cash Equivalents
Cash and cash equivalents include short-term investments, such as money market deposits or similar type instruments, with a maturity of three months or less when purchased.
J) Inventories
Product inventories, including petroleum and chemical products, are valued at the lower of cost and net realizable value on a first-in, first-out or weighted average cost basis.
K) Property, Plant and Equipment
Upstream
Natural gas and crude oil properties are accounted for in accordance with the CICA guideline on full cost accounting in the oil and gas industry. Under this method, all costs, including internal costs and asset retirement costs, directly associated with the acquisition of, the exploration for, and the development of natural gas and crude oil reserves, are capitalized on a country-by-country cost centre basis.
Costs accumulated within each cost centre are depreciated, depleted and amortized using the unit-of-production method based on estimated proved reserves determined using estimated future prices and costs. For purposes of this calculation, oil is converted to gas on an energy equivalent basis. Capitalized costs subject to depletion include estimated future costs to be incurred in developing proved reserves. Proceeds from the divestiture of properties are normally deducted from the full cost pool without recognition of gain or loss unless that deduction would result in a change to the rate of depreciation, depletion and amortization of 20 percent or greater, in which case a gain or loss is recorded. Costs of major development projects and costs of acquiring and evaluating significant unproved properties are excluded, on a cost centre basis, from the costs subject to depletion until it is determined whether or not proved reserves are attributable to the properties, or impairment has occurred. Costs that have been impaired are included in the costs subject to depreciation, depletion and amortization.
An impairment loss is recognized in net earnings when the carrying amount of a cost centre is not recoverable and the carrying amount of the cost centre exceeds its fair value. The carrying amount of the cost centre is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from proved reserves. If the sum of the cash flows is less than the carrying amount, the impairment loss is limited to the amount by which the carrying amount exceeds the sum of:
i.	the fair value of proved and probable reserves; and
ii.	the costs of unproved properties that have been subject to a separate impairment test.
Downstream Refining
The initial acquisition costs of refinery property, plant and equipment are capitalized when incurred. Costs include the cost of constructing or otherwise acquiring the equipment or facilities, the cost of installing the asset and making it ready for its intended use and the associated asset retirement costs. Capitalized costs are not subject to depreciation until the asset is put into use, after which they are depreciated on a straight-line basis over their estimated service lives of approximately 25 years.

An impairment loss is recognized on refinery property, plant and equipment when the carrying amount is not recoverable and exceeds its fair value. The carrying amount is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows from expected use and eventual disposition. If the carrying amount is not recoverable, an impairment loss is measured as the amount by which the refinery asset exceeds the fair value.
Market Optimization
Midstream assets are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from 20 to 35 years.
Corporate
Costs associated with office furniture, fixtures, leasehold improvements, information technology and aircraft are carried at cost and depreciated on a straight-line basis over the estimated service lives of the assets, which range from three to 25 years. Assets under construction are not subject to depreciation until put into use.
L) Capitalization of Costs
Expenditures related to renewals or betterments that improve the productive capacity or extend the life of an asset are capitalized. Maintenance and repairs are expensed as incurred.
Interest is capitalized during the construction phase of large capital projects.
M) Amortization of Other Assets
Items included in Investments and Other Assets are amortized, where applicable, on a straight-line basis over the estimated useful lives of the assets.
N) Goodwill
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is assessed for impairment at least annually. Goodwill and all other assets and liabilities have been allocated to the country cost centre level, referred to as a reporting unit. To assess impairment, the fair value of the reporting unit is determined and compared to the book value of the reporting unit. If the fair value of the reporting unit is less than the book value, then a second test is performed to determine the amount of the impairment. The amount of the impairment is determined by deducting the fair value of the reporting unit’s assets and liabilities from the fair value of the reporting unit to determine the implied fair value of goodwill and comparing that amount to the book value of the reporting unit’s goodwill. Any excess of the book value of goodwill over the implied fair value of goodwill is the impairment amount.
O) Asset Retirement Obligation
The fair value of estimated asset retirement obligations is recognized in the Consolidated Balance Sheet when incurred and a reasonable estimate of fair value can be made.
Asset retirement obligations include those legal obligations where Cenovus will be required to retire tangible long-lived assets such as producing well sites, natural gas processing plants, and refining facilities. The asset retirement cost, equal to the initially estimated fair value of the asset retirement obligation, is capitalized as part of the cost of the related long-lived asset. Changes in the estimated obligation resulting from revisions to estimated timing or amount of undiscounted cash flows are recognized as a change in the asset retirement obligation and the related asset retirement cost.

Amortization of asset retirement costs are included in depreciation, depletion and amortization in the Consolidated Statement of Earnings. Increases in the asset retirement obligation resulting from the passage of time are recorded as accretion of asset retirement obligation in the Consolidated Statement of Earnings.
Actual expenditures incurred are charged against the accumulated obligation.
P) Stock-Based Compensation
Obligations for payments, cash or common shares, under EnCana’s share appreciation rights, stock options with tandem share appreciation rights attached, deferred share units and performance share units plans are accrued as compensation expense over the vesting period. Fluctuations in the price of EnCana’s common shares change the accrued compensation expense and are recognized when they occur.
Q) Financial Instruments
Financial instruments are measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the accounting standard.
Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are measured at fair value, with changes in those fair values recognized in Other Comprehensive Income (“OCI”). Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization.
Cash and cash equivalents are designated as “held-for-trading” and are measured at fair value. Accounts receivable and accrued revenues and the partnership contribution receivable are designated as “loans and receivables”. Accounts payable and accrued liabilities, the partnership contribution payable and long-term debt are designated as “other financial liabilities”. Long-term debt transaction costs, premiums and discounts are capitalized within long-term debt and amortized using the effective interest method.
Derivative Financial Instruments
Risk management assets and liabilities are derivative financial instruments classified as “held-for-trading” unless designated for hedge accounting. Derivative instruments that do not qualify as hedges, or are not designated as hedges, are recorded using the Mark-to-Market method of accounting whereby instruments are recorded in the Consolidated Balance Sheet as either an asset or liability with changes in fair value recognized in net earnings. Realized gains or losses from financial derivatives related to natural gas and crude oil commodity prices are recognized in natural gas and crude oil revenues as the related sales occur. Realized gains or losses from financial derivatives related to power commodity prices are recognized in operating costs as the related power costs are incurred. Unrealized gains and losses are recognized at the end of each respective reporting period. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third-party market indications and forecasts.
Derivative financial instruments are used to manage economic exposure to market risks relating to commodity prices, foreign currency exchange rates and interest rates. Derivative financial instruments are not used for speculative purposes.
Policies and procedures are in place with respect to the required documentation and approvals for the use of derivative financial instruments and specifically ties their use, in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated from budgeted capital programs, and in other cases to the mitigation of market price risks for specific assets and obligations. When applicable, EnCana, on Cenovus’ behalf, identifies relationships between financial instruments and anticipated transactions, as well as its risk management objective and the strategy for undertaking the economic hedge transaction. Where specific financial instruments are executed on Cenovus’ behalf, EnCana assesses, both at the time of purchase and on an ongoing basis, whether the financial instrument used in the particular transaction is effective in offsetting changes in fair values or cash flows of the transaction.

R) Recent Accounting Pronouncements
The following new and revised accounting pronouncements that have been issued that are not yet effective may have an impact on Cenovus:
•
As of January 1, 2009, Cenovus will be required to adopt the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard should not have a material impact on Cenovus’ Carve-out Consolidated Financial Statements.

•
In February 2008, the CICA’s Accounting Standards Board confirmed that International Financial Reporting Standards (“IFRS”) will replace Canadian GAAP in 2011 for profit-oriented Canadian publicly accountable enterprises. Cenovus will be required to report its results in accordance with IFRS beginning in 2011. EnCana has developed a changeover plan to complete the transition to IFRS by January 1, 2011, including the preparation of required comparative information for Cenovus.

The key elements of the changeover plan include:
•	determine appropriate changes to accounting policies and required amendments to financial disclosures;
•	identify and implement changes in associated processes and information systems;
•	comply with internal control requirements;
•	communicate collateral impacts to internal business groups; and
•	educate and train internal and external stakeholders.
Accounting policy alternatives and identification of implementation options are being analyzed for the corresponding process changes. The IFRS changeover plan will be updated to reflect new and amended accounting standards issued by the International Accounting Standards Board. As IFRS is expected to change prior to 2011, the impact of IFRS on Cenovus’ Carve-out Consolidated Financial Statements is not reasonably determinable at this time.
NOTE 3. Changes in Accounting Policies and Practices
On January 1, 2008, the following CICA Handbook Sections were adopted:
•
“Inventories”, Section 3031. The new standard replaces the previous inventories standard and requires inventory to be valued on a first-in, first-out or weighted average cost basis, which is consistent with Cenovus’ former accounting policy. The new standard allows the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. The adoption of this standard has had no material impact on Cenovus’ Carve-out Consolidated Financial Statements.

•
“Financial Instruments — Presentation”, Section 3863 and “Financial Instruments - Disclosures”, Section 3862. The new disclosure standard increases the disclosure regarding the nature and extent of the risks associated with financial instruments and how those risks are managed (See Note 19). The new presentation standard carries forward the former presentation requirements.

•	“Capital Disclosures”, Section 1535. The new standard requires Cenovus to disclose its objectives, policies and processes for managing its capital structure (See Note 17).

NOTE 4. Joint Venture with ConocoPhillips
On January 2, 2007, EnCana became a 50 percent partner in an integrated, North American oil business with ConocoPhillips which consists of an upstream and a downstream entity. The upstream entity contribution included assets from EnCana, primarily the Foster Creek and Christina Lake properties, with a fair value of $7.5 billion and a note receivable contributed from ConocoPhillips of an equal amount. For the downstream entity, ConocoPhillips contributed its Wood River and Borger refineries, located in Illinois and Texas, respectively, for a fair value of $7.5 billion and EnCana contributed a note payable of $7.5 billion. Further information about these notes is included in Note 10.
In accordance with Canadian GAAP, these entities have been accounted for using the proportionate consolidation method with the results of operations included in the Integrated Oil Division (See Note 5).
NOTE 5. Segmented Information
Cenovus’ operations are presented in the following segments:
•	Canada includes Cenovus’ exploration for, and development and production of natural gas, crude oil and NGLs and other related activities within the Canadian cost centre.
•	Downstream Refining is focused on the refining of crude oil into petroleum and chemical products at two refineries located in the United States. The refineries are jointly owned with ConocoPhillips.
•
Market Optimization is primarily responsible for the sale of Cenovus’ proprietary production. These results are included in the Canada segment. Market optimization activities include third-party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•
Corporate mainly includes unrealized gains or losses recorded on derivative financial instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.

Market Optimization markets substantially all upstream production to third-party customers. Transactions between segments are based on market values and are eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Cenovus has a decentralized decision making and reporting structure. Accordingly, Cenovus is organized into Divisions as follows:
•
Integrated Oil Division is the combined total of Integrated Oil — Canada and Downstream Refining. Integrated Oil — Canada includes Cenovus’ exploration for, and development and production of bitumen using enhanced recovery methods. Integrated Oil — Canada is composed of interests in the FCCL Partnership jointly owned with ConocoPhillips, the Athabasca natural gas assets and other bitumen interests.

•	Canadian Plains Division includes natural gas production and crude oil development and production assets located in eastern Alberta and Saskatchewan.

Results of Operations
Segment and Geographic Information

	Canada			Downstream Refining			Market Optimization
For the years ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006

Revenues, Net of Royalties	$5,695	$4,629	$4,928	$9,011	$7,315	$—	$1,126	$1,811	$2,041
Expenses
Production and mineral taxes	75	63	73	—	—	—	—	—	—
Transportation and selling	963	746	883	—	—	—	—	10	16
Operating	724	669	665	492	428	—	18	19	21
Purchased product	(151)	(88)	—	8,760	5,813	—	1,101	1,751	1,984

	4,084	3,239	3,307	(241)	1,074	—	7	31	20
Depreciation, depletion and amortization	1,103	1,217	1,214	188	159	—	4	5	3

Segment Income (Loss)	$2,981	$2,022	$2,093	$(429)	$915	$—	$3	$26	$17

	Corporate			Consolidated
	2008	2007	2006	2008	2007	2006

Revenues, Net of Royalties	$727	$(349)	$529	$16,559	$13,406	$7,498
Expenses
Production and mineral taxes	—	—	—	75	63	73
Transportation and selling	—	—	—	963	756	899
Operating	(11)	(2)	(8)	1,223	1,114	678
Purchased product	—	—	—	9,710	7,476	1,984

	738	(347)	537	4,588	3,997	3,864
Depreciation, depletion and amortization	23	45	37	1,318	1,426	1,254

Segment Income (Loss)	$715	$(392)	$500	3,270	2,571	2,610

Administrative				167	145	94
Interest, net				218	187	152
Accretion of asset retirement obligation				39	28	25
Foreign exchange (gain) loss, net				(250)	380	(26)
(Gain) loss on divestitures				3	4	—

				177	744	245

Net Earnings Before Income Tax				3,093	1,827	2,365
Income tax expense				725	423	543

Net Earnings From Continuing Operations				$2,368	$1,404	$1,822

Product and Divisional Information

	Canada Segment
	Integrated Oil — Canada			Canadian Plains			Total
For the years ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006

Revenues, Net of Royalties	$1,277	$977	$1,369	$4,418	$3,652	$3,559	$5,695	$4,629	$4,928
Expenses
Production and mineral taxes	1	—	1	74	63	72	75	63	73
Transportation and selling	571	401	530	392	345	353	963	746	883
Operating	240	229	278	484	440	387	724	669	665
Purchased product	(151)	(88)	—	—	—	—	(151)	(88)	—

Operating Cash Flow	$616	$435	$560	$3,468	$2,804	$2,747	$4,084	$3,239	$3,307

Results of Operations
Product and Divisional Information

	Integrated Oil Division
	Oil *			Downstream Refining			Other *
For the years ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006

Revenues, Net of Royalties	$1,117	$738	$941	$9,011	$7,315	$—	$160	$239	$428
Expenses
Production and mineral taxes	—	—	—	—	—	—	1	—	1
Transportation and selling	526	366	476	—	—	—	45	35	54
Operating	170	159	194	492	428	—	70	70	84
Purchased product	—	—	—	8,760	5,813	—	(151)	(88)	—

Operating Cash Flow	$421	$213	$271	$(241)	$1,074	$—	$195	$222	$289

	Total
	2008	2007	2006

Revenues, Net of Royalties	$10,288	$8,292	$1,369
Expenses
Production and mineral taxes	1	—	1
Transportation and selling	571	401	530
Operating	732	657	278
Purchased product	8,609	5,725	—

Operating Cash Flow	$375	$1,509	$560

*	Oil and Other comprise Integrated Oil — Canada. Other includes production of natural gas and bitumen from the Athabasca and Senlac properties.

	Canadian Plains Division
	Gas			Oil & NGLs			Other
For the years ended December 31	2008	2007	2006	2008	2007	2006	2008	2007	2006

Revenues, Net of Royalties	$2,301	$2,186	$2,213	$2,106	$1,453	$1,337	$11	$13	$9
Expenses
Production and mineral taxes	36	34	41	38	29	31	—	—	—
Transportation and selling	71	82	77	321	263	276	—	—	—
Operating	241	221	194	239	215	188	4	4	5

Operating Cash Flow	$1,953	$1,849	$1,901	$1,508	$946	$842	$7	$9	$4

	Total
	2008	2007	2006

Revenues, Net of Royalties	$4,418	$3,652	$3,559
Expenses
Production and mineral taxes	74	63	72
Transportation and selling	392	345	353
Operating	484	440	387

Operating Cash Flow	$3,468	$2,804	$2,747

Capital Expenditures

For the years ended December 31	2008	2007	2006

Capital
Integrated Oil — Canada	$656	$451	$745
Canadian Plains	847	846	770

Canada	1,503	1,297	1,515
Downstream Refining	478	220	—
Market Optimization	16	4	14
Corporate	52	10	15

	2,049	1,531	1,544

Acquisition Capital
Integrated Oil — Canada	—	14	21

Total	$2,049	$1,545	$1,565

Additions to Goodwill
There were no additions to goodwill during 2008 or 2007.
Property, Plant and Equipment and Total Assets by Segment

	Property, Plant and
	Equipment		Total Assets
As at December 31	2008	2007	2008	2007

Canada	$8,074	$9,495	$12,629	$15,301
Downstream Refining	4,032	3,706	4,637	4,887
Market Optimization	24	16	234	268
Corporate	80	104	966	531

Total	$12,210	$13,321	$18,466	$20,987

Property, Plant and Equipment, Goodwill and Total Assets by Geographic Region

			Property, Plant and
	Goodwill		Equipment		Total Assets
As at December 31	2008	2007	2008	2007	2008	2007

Canada	$936	$1,159	$8,178	$9,615	$13,793	$15,929
United States	—	—	4,032	3,706	4,673	5,058

Total	$936	$1,159	$12,210	$13,321	$18,466	$20,987

Export Sales
Sales of natural gas, crude oil and NGLs produced or purchased in Canada delivered to customers outside of Canada were $1,296 million (2007 — $943 million; 2006 — $1,419 million).
Major Customers
In connection with the marketing and sale of Cenovus’ own and purchased natural gas, crude oil and refined products for the year ended December 31, 2008, Cenovus had two customers (2007 — two; 2006 — none) which individually accounted for more than 10 percent of its consolidated revenues, net of royalties. Sales to these customers, major international integrated energy companies with a high quality investment grade credit rating, were approximately $8,979 million (2007 — $6,916; 2006 — nil).

NOTE 6. Divestitures

For the years ended December 31	2008	2007	2006

Integrated Oil — Canada	$8	$—	$—
Canadian Plains	39	—	3

Canada	$47	$—	$3

NOTE 7. Interest, Net

For the years ended December 31	2008	2007	2006

Interest Expense — Long-Term Debt	$194	$185	$141
Interest Expense — Other*	213	225	29
Interest Income*	(189)	(223)	(18)

	$218	$187	$152

*	In 2008 and 2007, Interest Expense — Other and Interest Income are primarily due to the Partnership Contribution Payable and Receivable, respectively (See Note 10).
NOTE 8. Foreign Exchange (Gain) Loss, Net

For the years ended December 31	2008	2007	2006

Unrealized Foreign Exchange (Gain) Loss on:
Translation of U.S. dollar debt issued from Canada	$351	$(268)	$—
Translation of U.S. dollar partnership contribution receivable issued from Canada	(608)	617	—
Other Foreign Exchange (Gain) Loss	7	31	(26)

	$(250)	$380	$(26)

NOTE 9. Income Taxes
The provision for income taxes is as follows:

For the years ended December 31	2008	2007	2006

Current
Canada	$362	$432	$496
United States	(22)	173	—

Total Current Tax	340	605	496

Future	385	(35)	323
Future Tax Rate Reductions	—	(147)	(276)

Total Future Tax	385	(182)	47

	$725	$423	$543

The following table reconciles income taxes calculated at the Canadian statutory rate with the recorded income taxes:

For the years ended December 31	2008	2007	2006

Net Earnings Before Income Tax	$3,093	$1,827	$2,365
Canadian Statutory Rate	29.7%	32.3%	34.7%

Expected Income Tax	917	590	821
Effect on Taxes Resulting from:
Non-deductible Canadian Crown payments	—	—	48
Canadian resource allowance	—	—	(9)
Statutory and other rate differences	(79)	17	(38)
Effect of tax rate changes	—	(147)	(276)
Effect of legislative changes	—	(76)	—
Non-taxable downstream partnership (income) loss	6	(70)	—
International financing	(127)	—	—
Foreign exchange (gains) losses not included in net earnings	11	—	—
Non-taxable capital (gains) losses	(50)	45	(2)
Other	47	64	(1)

	$725	$423	$543

Effective Tax Rate	23.4%	23.2%	23.0%

The net future income tax liability is comprised of:

As at December 31	2008	2007

Future Tax Liabilities
Property, plant and equipment in excess of tax values	$1,810	$2,082
Timing of partnership items	470	509
Risk management	185	—
Future Tax Assets
Non-capital and net capital losses carried forward	(19)	—
Risk management	—	(10)
Other	(35)	(43)

Net Future Income Tax Liability	$2,411	$2,538

The current income tax provision includes allocated amounts payable or recoverable in respect of Canadian partnership earnings allocated to Cenovus, which are included in the Carve-out Consolidated Financial Statements, for partnerships that have a year end that is after that of EnCana.
NOTE 10. Partnership Contribution Receivable / Payable
Partnership Contribution Receivable
On January 2, 2007, upon the creation of the Integrated Oil joint venture, ConocoPhillips entered into a subscription agreement for a 50 percent interest in the upstream entity in exchange for a promissory note of $7.5 billion. The note bears interest at a rate of 5.3 percent per annum. Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017. The current and long-term partnership contribution receivable shown in the Consolidated Balance Sheet represents Cenovus’ 50 percent share of this promissory note, net of payments to date.
Mandatory Receipts

	2009	2010	2011	2012	2013	Thereafter	Total

Partnership Contribution Receivable	$313	$330	$347	$366	$386	$1,405	$3,147

Partnership Contribution Payable
On January 2, 2007, upon the creation of the Integrated Oil joint venture, EnCana issued a promissory note to the downstream entity in the amount of $7.5 billion in exchange for a 50 percent interest. The note bears interest at a rate of 6.0 percent per annum. Equal payments of principal and interest are payable quarterly, with final payment due January 2, 2017. The current and long-term partnership contribution payable amounts shown in the Consolidated Balance Sheet represents Cenovus’ 50 percent share of this promissory note, net of payments to date.
Mandatory Payments

	2009	2010	2011	2012	2013	Thereafter	Total

Partnership Contribution Payable	$306	$325	$345	$366	$388	$1,433	$3,163

NOTE 11. Inventories

As at December 31	2008	2007

Product
Canada	$46	$65
Downstream Refining	323	570
Market Optimization	119	173
Parts and Supplies	15	11

	$503	$819

As a result of a significant decline in commodity prices in the latter half of 2008, Cenovus has written down its product inventory by $152 million from cost to net realizable value.
The total amount of inventories recognized as an expense during the year, including the write-down, was $8,749 million (2007 — $5,752 million).
NOTE 12. Property, Plant and Equipment, Net

	2008			2007
	Accumulated			Accumulated
As at December 31	Cost	DD&A*	Net	Cost	DD&A*	Net

Canada	$16,550	$(8,476)	$8,074	$19,202	$(9,707)	$9,495
Downstream Refining	4,347	(315)	4,032	3,855	(149)	3,706
Market Optimization	38	(14)	24	29	(13)	16
Corporate	190	(110)	80	332	(228)	104

	$21,125	$(8,915)	$12,210	$23,418	$(10,097)	$13,321

*	Depreciation, depletion and amortization.
Canada property, plant and equipment includes internal costs directly related to exploration, development and construction activities of $96 million (2007 — $117 million). Costs classified as administrative expenses have not been capitalized as part of the capital expenditures.
Upstream costs in respect of significant unproved properties and major development projects are excluded from the country cost centre’s depletable base. Unproved properties have been specifically identified based on EnCana’s existing divisional structure. Downstream Refining assets not put into use are excluded from depreciable costs. At the end of the year these costs were:

As at December 31	2008	2007	2006

Canada	$177	$160	$148
Downstream Refining	488	139	—

	$665	$299	$148

Downstream Refining expenditures capitalized during the construction phase are not subject to depreciation until put in use and total $488 million at December 31, 2008 (2007 — $139 million).

The Canadian prices used in the ceiling test evaluation of Cenovus’ crude oil and natural gas reserves at December 31, 2008 were:

						Cumulative
						% Change
	2009	2010	2011	2012	2013	to 2019

Natural Gas (C$/Mcf)	6.53	6.49	6.27	6.18	6.23	5%

Crude Oil (C$/barrel)	48.31	47.38	46.83	46.45	46.14	(5)%

Natural Gas Liquids (C$/barrel)	63.41	63.59	63.59	64.26	64.27	—
NOTE 13. Investments and Other Assets

As at December 31	2008	2007

Prepaid Capital	$50	$63
Deferred Asset — Downstream Refining	134	159
Deferred Pension Plan and Savings Plan	8	21
Other	8	9

	$200	$252

NOTE 14. Long-Term Debt
Cenovus’ current and long-term debt represents an allocation of its proportionate share of EnCana’s consolidated current and long-term debt as at December 31, 2008 and December 31, 2007, respectively. EnCana will retain the legal obligations associated with all outstanding long-term debt. As a result, the long-term debt allocations presented in the Cenovus Carve-out Consolidated Financial Statements represent intercompany balances between EnCana and Cenovus in the same proportion of Canadian and U.S. dollar denominated debt and with the same terms and conditions as EnCana’s long-term debt as follows.
Revolving Credit and Term Loan Borrowings
At December 31, 2008, EnCana had in place two credit facilities totaling $4.2 billion. The facilities are extendible from time to time, but not more than once per year, for a period not longer than five years plus 90 days from the date of the extension request, at the option of the lenders and upon notice from EnCana. The facilities bear interest at the lenders’ rates for Canadian prime, U.S. base rate, Bankers’ Acceptances or LIBOR plus applicable margins.
EnCana’s revolving credit and term loan borrowings include Bankers’ Acceptances, Commercial Paper and LIBOR loans of $1,657 million (2007 — $2,001 million) maturing at various dates with a weighted average interest rate of 1.92 percent (2007 — 5.00 percent). These amounts are fully supported and Management expects that they will continue to be supported by revolving credit and term loan facilities that have no repayment requirements within the next year. Based on the current maturity dates of the credit facilities, which are fully revolving for a period of up to five years, the payments are expected in 2012 and 2013.
At December 31, 2008, EnCana had available unused committed bank credit facilities in the amount of $2.6 billion.
Unsecured Notes
EnCana’s unsecured notes include medium term notes and senior notes that are issued from time to time under trust indentures.
EnCana has in place two debt shelf prospectuses for unsecured notes in the amount of $5.6 billion. The shelf prospectus provides that debt securities may be issued from time to time in one or more series. Terms of the notes, including interest at either fixed or floating rates and maturity dates, are determined by reference to market conditions at the date of issue. At December 31, 2008, $5.0 billion of the shelf prospectuses remained unutilized, the availability of which is dependent upon market conditions.

At December 31, 2008, EnCana had principal obligations for outstanding Canadian and U.S. unsecured notes totaling $7,370 million (2007 — $7,559 million). The notes have maturity dates extending to February, 2038.
For the purpose of preparing the Cenovus Carve-out Consolidated Financial Statements, it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as consolidated EnCana. As a result, long-term debt was allocated to Cenovus to ensure consistency with this ratio. At December 31, 2008, Cenovus has been allocated current and long-term debt of $3,036 million (2007 — $3,690 million) representing approximately 34 percent (2007 — 39 percent) of EnCana’s consolidated long-term debt.
Net interest expense has been calculated primarily using the debt balance allocated to Cenovus. Cenovus’ weighted average interest rate on allocated debt was 5.5 percent (2007 — 5.6 percent).
If the Arrangement is approved, Cenovus intends to repay EnCana from new long-term debt borrowings at which time the new third party long-term debt will replace the allocated intercompany long-term debt balances. Cenovus’ long-term debt balance at the time of the Arrangement is subject to amendment in accordance with any adjustments arising from the transition agreement to achieve Cenovus’ new capital structure post split.
NOTE 15. Asset Retirement Obligation
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas assets and refining facilities:

As at December 31	2008	2007

Asset Retirement Obligation, Beginning of Year	$703	$479
Liabilities Incurred	20	31
Liabilities Settled	(49)	(42)
Liabilities Divested	(1)	—
Change in Estimated Future Cash Flows	69	118
Accretion Expense	39	28
Foreign Currency Translation	(133)	82
Other	—	7

Asset Retirement Obligation, End of Year	$648	$703

The total undiscounted amount of estimated cash flows required to settle the obligation is $3,189 million (2007 — $3,375 million), which has been discounted using a weighted average credit-adjusted risk free rate of 6.76 percent (2007 — 5.90 percent). Most of these obligations are not expected to be paid for several years, or decades, in the future and will be funded from general resources at that time.
NOTE 16. Net Investment
EnCana’s investment in the operations of Cenovus is presented as Total Net Investment in the Cenovus Carve-out Consolidated Financial Statements. Total Net Investment is comprised of Owner’s Net Investment and AOCI. Owner’s Net Investment represents the accumulated net earnings of the operations and the accumulated net distributions to EnCana. AOCI includes accumulated foreign currency translation adjustments.
Net financing transactions with EnCana as presented on the Consolidated Statement of Cash Flows represent the net distributions related to funding between Cenovus and EnCana.
Stock Options
EnCana has stock-based compensation plans that allow employees to purchase Common Shares of EnCana. As a result of the carve-out process, Cenovus has been allocated the proportionate share of option plans associated with Cenovus’ expected employees. Option exercise prices approximate the market price for EnCana Common Shares on the date the options were granted. Options granted under the plans are generally fully exercisable after three years and expire five years after the date granted. Options granted under predecessor and/or related company replacement plans expire up to 10 years from the date the options were granted. All options issued subsequent to December 31, 2003 have an associated Tandem Share Appreciation Right (“TSAR”) attached to them (See Note 18).

EnCana Plan
Pursuant to the terms of a stock option plan, options may be granted to certain key employees to purchase EnCana Common Shares. Options granted on or after November 4, 1999 are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years, are fully exercisable after three years and expire five years after the date granted. In addition, certain stock options granted since 2007 are performance based. The performance based stock options vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to EnCana attaining prescribed performance relative to pre-determined key measures (See Note 18).
Canadian Pacific Limited Replacement Plan
As part of the 2001 reorganization of Canadian Pacific Limited (“CPL”), EnCana’s former parent company, CPL stock options were replaced with stock options granted by EnCana in a manner that was consistent with the provisions of the CPL stock option plan. Under CPL’s stock option plan, options were granted to certain key employees to purchase Common Shares of CPL at a price not less than the market value of the shares at the grant date. The options expire 10 years after the grant date and are all exercisable.
The following tables summarize the information related to options to purchase Common Shares that do not have a TSAR attached to them:

	2008		2007
		Weighted		Weighted
	Stock	Average	Stock	Average
	Options	Exercise	Options	Exercise
As at December 31	(millions)	Price (C$)	(millions)	Price (C$)

Outstanding, Beginning of Year	1.6	21.52	5.5	23.09
Exercised	(1.4)	23.68	(3.9)	23.71

Outstanding, End of Year	0.2	11.62	1.6	21.52

Exercisable, End of Year	0.2	11.62	1.6	21.52

	Outstanding Options			Exercisable Options
Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
As at December 31, 2008	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

11.00 to 14.50	0.2	0.9	11.62	0.2	11.62

NOTE 17. Capital Structure
EnCana’s capital structure is comprised of Shareholders’ Equity plus Long-Term Debt. EnCana’s objectives when managing its capital structure are to:
i)	maintain financial flexibility to preserve EnCana’s access to capital markets and its ability to meet its financial obligations; and
ii)	finance internally generated growth as well as potential acquisitions.
EnCana monitors its capital structure and short-term financing requirements using non-GAAP financial metrics consisting of Debt to Capitalization and Debt to Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”). These metrics are used to steward EnCana’s overall debt position as measures of EnCana’s overall financial strength. Debt is defined as the current and long-term portions of long-term debt.

EnCana targets a Debt to Capitalization ratio of between 30 and 40 percent. For the carve-out process it was determined that Cenovus should maintain approximately the same Debt to Capitalization ratio as EnCana calculated as follows:

As at December 31	2008	2007

Debt	$3,036	$3,690
Total Net Investment	7,748	8,007

Total Capitalization	$10,784	$11,697

Debt to Capitalization ratio	28%	32%

EnCana targets a Debt to Adjusted EBITDA of 1.0 to 2.0 times. Using the same calculation as EnCana at December 31, 2008, Cenovus’ Debt to Adjusted EBITDA was 0.7x (December 31, 2007 — 1.0x; December 31, 2006 — 0.8x) calculated on a trailing twelve-month basis as follows:

As at December 31	2008		2007		2006

Debt	$3,036		$3,690		$2,862

Net Earnings	$2,368		$1,404		$1,822
Add (deduct):
Interest, net	218		187		152
Income tax expense	725		423		543
Depreciation, depletion and amortization	1,318		1,426		1,254
Accretion of asset retirement obligation	39		28		25
Foreign exchange (gain) loss, net	(250)		380		(26)
(Gain) loss on divestitures	3		4		—

Adjusted EBITDA	$4,421		$3,852		$3,770

Debt to Adjusted EBITDA	0.7	x	1.0	x	0.8	x

EnCana has a long-standing practice of maintaining capital discipline, managing its capital structure and adjusting its capital structure according to market conditions to maintain flexibility while achieving the objectives stated above. To manage the capital structure, EnCana may adjust capital spending, adjust dividends paid to shareholders, purchase shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt or repay existing debt.
EnCana’s capital management objectives and targets have remained unchanged over the periods presented. EnCana is subject to certain financial covenants in its credit facility agreements and is in compliance with all financial covenants.
NOTE 18. Compensation Plans
A) Pensions and Other Post-Employment Benefits
EnCana sponsors defined benefit and defined contribution plans, providing pension and other post-employment benefits (“OPEB”) to its employees.
EnCana is required to file an actuarial valuation of its pension plans with the provincial regulator at least every three years. The most recent filing was dated December 31, 2005, and EnCana is required, by June 30, 2009, to file an actuarial valuation as at December 31, 2008.
Cenovus has been allocated the following costs, assets and liabilities for existing employees as a result of the carve-out process. Costs, assets and liabilities associated with retired employees will remain with EnCana.

Information about defined benefit pension and other post-employment benefit plans, based on actuarial estimations as at December 31, 2008 is as follows:
Accrued Benefit Obligation

	Pension Benefits		OPEB
As at December 31	2008	2007	2008	2007

Accrued Benefit Obligation, Beginning of Year	$49	$43	$10	$8
Current service cost	1	1	1	1
Interest cost	3	2	1	1
Benefits paid	(3)	(2)	—	—
Actuarial (gain) loss	(5)	(2)	(2)	(1)
Foreign exchange (gain) loss	(9)	7	(3)	1

Accrued Benefit Obligation, End of Year	$36	$49	$7	$10

Plan Assets

	Pension Benefits		OPEB
As at December 31	2008	2007	2008	2007

Fair Value of Plan Assets, Beginning of Year	$49	$42	$—	$—
Actual gain (loss) on return of plan assets	(7)	1	—	—
Employer contributions	1	1	—	—
Benefits paid	(2)	(2)	—	—
Foreign exchange gain (loss)	(9)	7	—	—

Fair Value of Plan Assets, End of Year	$32	$49	$—	$—

Accrued Benefit Asset (Liability)

	Pension Benefits		OPEB
As at December 31	2008	2007	2008	2007

Funded Status — Plan Assets (less) than Benefit Obligation	$(4)	$—	$(7)	$(10)
Amounts Not Recognized:
Unamortized net actuarial (gain) loss	10	12	—	—
Unamortized past service cost	—	—	1	1

Accrued Benefit Asset (Liability)	$6	$12	$(6)	$(9)

	Pension Benefits		OPEB
As at December 31	2008	2007	2008	2007

Prepaid Benefit Cost	$6	$12	$—	$—
Accrued Benefit Cost	—	—	(6)	(9)

Net Amount Recognized	$6	$12	$(6)	$(9)

OPEB plans are funded on an as required basis.
The weighted average assumptions used to determine benefit obligations are as follows:

	Pension Benefits		OPEB
As at December 31	2008	2007	2008	2007

Discount Rate	6.25%	5.25%	6.25%	5.50%
Rate of Compensation Increase	4.16%	4.28%	6.00%	5.77%
The weighted average assumptions used to determine periodic expense are as follows:

	Pension Benefits		OPEB
As at December 31	2008	2007	2008	2007

Discount Rate	5.25%	5.00%	5.50%	5.38%
Expected Long-Term Rate of Return on Plan Assets:
Registered pension plans	6.75%	6.75%	n/a	n/a
Supplemental pension plans	3.375%	3.375%	n/a	n/a
Rate of Compensation Increase	4.28%	4.34%	6.00%	5.77%

The periodic expense for benefits is as follows:

	Pension Benefits			OPEB
For the years ended December 31	2008	2007	2006	2008	2007	2006

Current Service Cost	$1	$1	$1	$1	$1	$1
Interest Cost	3	2	2	1	1	1
Actual (Gain) Loss on Return of Plan Assets	7	(1)	(4)	—	—	—
Actuarial (Gain) Loss on Accrued Benefit Obligation	(5)	(2)	1	(2)	(1)	—
Difference Between Actual and:
Expected return on plan assets	(10)	(2)	1	—	—	—
Recognized actuarial gain (loss)	6	2	—	2	1	—
Difference Between Amortization of Past Service Costs and Actual Plan Amendments	—	—	—	—	—	—
Amortization of Transitional Assets (Obligation)	—	—	(1)	—	—	—

Defined Benefit Plans Expense	$2	$—	$—	$2	$2	$2

Defined Contribution Plans Expense	$14	$14	$13	$—	$—	$—

Net Benefit Plan Expense	$16	$14	$13	$2	$2	$2

The average remaining service period of the active employees covered by the defined benefit pension plan is five years. The average remaining service period of the active employees covered by the OPEB plan is 11 years.
Assumed health care cost trend rates are as follows:

As at December 31	2008	2007

Health Care Cost Trend Rate for Next Year	9.50%	10.50%
Rate that the Trend Rate Gradually Trends To	5.00%	5.00%
Year that the Trend Rate Reaches the Rate which it is Expected to Remain At	2017	2016
Assumed health care cost trend rates have an effect on the amounts reported for the OPEB plans. A one percentage point change in assumed health care cost trend rates would have the following effects:

	One Percentage	One Percentage
	Point Increase	Point Decrease

Effect on Total of Service and Interest Cost	$1	$(1)
Effect on Post-Retirement Benefit Obligation	$5	$(4)
Pension plan asset allocations are as follows:

			% of Plan Assets at
	Target Allocation %		December 31		Expected Long-Term
Asset Category	Normal	Range	2008	2007	Rate of Return

Domestic Equity	35	25-45	34	39
Foreign Equity	30	20-40	25	27
Bonds	30	20-40	33	27
Real Estate and Other	5	0-20	8	7

Total	100		100	100	6.75%

The expected rate of return on plan assets is based on historical and projected rates of return for each asset class in the plan investment portfolio. The objective of the asset allocation policy is to manage the funded status of the plan at an appropriate level of risk, giving consideration to the security of the assets and the potential volatility of market returns and the resulting effect on both contribution requirements and pension expense. The long-term return is expected to achieve or exceed the return from a composite benchmark comprised of passive investments in appropriate market indices. The Supplemental Pension Plan is funded through a retirement compensation arrangement and is subject to the applicable Canada Revenue Agency regulations.
The asset allocation structure is subject to diversification requirements and constraints which reduce risk by limiting exposure to individual equity investment, credit rating categories and foreign currency exposure.

EnCana’s contributions to the pension plans are subject to the results of the actuarial valuation and direction by the Human Resources and Compensation Committee. Contributions by the participants to the pension and other benefits plans were nil for the year ended December 31, 2008 (2007 — $0.1 million; 2006 — $0.1 million).
Estimated future payment of pension and other benefits are as follows:

	Pension Benefits	OPEB

2009	$2	$—
2010	2	—
2011	3	1
2012	3	—
2013	3	1
2014 - 2018	17	4

Total	$30	$6

B) Tandem Share Appreciation Rights
Subsequent to December 31, 2003, all options to purchase Common Shares issued under the share option plans described in Note 16 have an associated TSAR attached to them whereby the option holder has the right to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the exercise price of the right in lieu of exercising the option. The TSARs vest and expire under the same terms and conditions as the underlying option.
The following tables summarize the information related to the TSARs:

	2008		2007
		Weighted		Weighted
		Average		Average
	Outstanding	Exercise	Outstanding	Exercise
As at December 31	TSARs	Price	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	6,202,353	48.44	5,479,125	44.99
Granted	2,140,663	70.11	1,601,206	57.70
Exercised — SARs	(475,940)	43.68	(485,809)	41.20
Exercised — Options	(12,438)	42.00	(6,335)	35.04
Forfeited	(90,900)	55.27	(385,834)	50.02

Outstanding, End of Year	7,763,738	54.64	6,202,353	48.44

Exercisable, End of Year	3,259,709	46.45	1,785,142	43.18

				Exercisable Options with
	Outstanding TSARs			TSARs Attached
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
As at December 31, 2008	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price (C$)	TSARs	Life (years)	Price	TSARs	Price

20.00 to 29.99	62,741	0.37	27.66	60,501	27.66
30.00 to 39.99	1,115,856	1.12	38.22	1,075,980	38.22
40.00 to 49.99	2,761,423	2.12	48.17	1,408,513	48.10
50.00 to 59.99	1,776,585	2.90	55.92	592,732	55.73
60.00 to 69.99	1,819,016	3.94	68.24	116,551	63.99
70.00 to 79.99	142,149	4.37	74.13	5,432	70.14
80.00 to 89.99	51,453	4.41	85.50	—	—
90.00 to 99.99	34,515	4.45	92.94	—	—

	7,763,738	2.63	54.64	3,259,709	46.45

During the year, Cenovus recorded a reduction of compensation costs of $6 million related to the outstanding TSARs (2007 compensation costs — $76 million; 2006 compensation costs — $15 million).

C) Performance Tandem Share Appreciation Rights
Beginning in 2007, under the terms of the existing Employee Stock Option Plan, EnCana granted Performance Tandem Share Appreciation Rights (“Performance TSARs”) under which the employee has the right to receive a cash payment equal to the excess of the market price of EnCana Common Shares at the time of exercise over the grant price. Performance TSARs vest and expire under the same terms and service conditions as the underlying option, and vesting is subject to EnCana attaining prescribed performance relative to key pre-determined measures. Performance TSARs that do not vest when eligible are forfeited.
The following table summarizes the information related to the Performance TSARs:

	2008		2007
		Weighted		Weighted
	Outstanding	Average	Outstanding	Average
	Performance	Exercise	Performance	Exercise
As at December 31	TSARs	Price	TSARs	Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	2,582,238	56.09	—	—
Granted	3,427,785	69.40	2,643,538	56.09
Exercised — SARs	(66,612)	56.09	—	—
Exercised — Options	(1,188)	56.09	—	—
Forfeited	(166,314)	59.65	(61,300)	56.09

Outstanding, End of Year	5,775,909	63.89	2,582,238	56.09

Exercisable, End of Year	552,090	56.09	—	—

	Outstanding Performance TSARs			Exercisable Performance TSARs
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
As at December 31, 2008	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price (C$)	TSARs	Life (years)	Price	TSARs	Price

50.00 to 59.99	2,720,291	3.08	56.09	552,090	56.09
60.00 to 69.99	3,055,618	4.08	69.40	—	—

	5,775,909	3.55	63.89	552,090	56.09

During the year, Cenovus recorded a reduction of compensation costs of $3 million related to the outstanding Performance TSARs (2007 compensation costs — $7 million; 2006 — nil).
D) Share Appreciation Rights
EnCana has a program whereby employees may be granted Share Appreciation Rights (“SARs”) which entitle the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the exercise price of the right. SARs granted during 2008 are exercisable at 30 percent of the number granted after one year, an additional 30 percent of the number granted after two years and are fully exercisable after three years and expire five years after the grant date.
The following tables summarize the information related to the SARs:

	2008		2007
		Weighted		Weighted
	Outstanding	Average	Outstanding	Average
As at December 31	SARs	Exercise Price	SARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—	—	—
Granted	7,540	72.07	—	—
Forfeited	(166)	69.42	—	—

Outstanding, End of Year	7,374	72.13	—	—

Exercisable, End of Year	—	—	—	—

	Outstanding SARs			Exercisable SARs
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
As at December 31, 2008	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price (C$)	SARs	Life (years)	Price	SARs	Price

40.00 to 49.99	117	4.79	45.74	—	—
50.00 to 59.99	165	4.81	57.79	—	—
60.00 to 69.99	4,677	4.09	69.37	—	—
70.00 to 79.99	1,496	4.65	73.40	—	—
80.00 to 89.99	500	4.44	87.05	—	—
90.00 to 99.99	419	4.42	93.65	—	—

	7,374	4.16	72.13	—	—

During the year, Cenovus has not recorded any compensation costs related to the outstanding SARs (2007 — nil; 2006 — nil).
E) Performance Share Appreciation Rights
In 2008, EnCana granted Performance Share Appreciation Rights (“Performance SARs”) to certain employees which entitles the employee to receive a cash payment equal to the excess of the market price of EnCana’s Common Shares at the time of exercise over the grant price. Performance SARs vest and expire under the same terms and service conditions as SARs and are also subject to EnCana attaining prescribed performance relative to pre-determined key measures. Performance SARs that do not vest when eligible are forfeited.
The following table summarizes the information related to the Performance SARs:

	2008		2007
	Outstanding	Weighted	Outstanding	Weighted
	Performance	Average	Performance	Average
As at December 31	SARs	Exercise Price	SARs	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	—	—	—	—
Granted	15,256	69.40	—	—
Forfeited	(511)	69.40	—	—

Outstanding, End of Year	14,745	69.40	—	—

Exercisable, End of Year	—	—	—	—

	Outstanding Performance SARs			Exercisable Performance SARs
Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
As at December 31, 2008	Number of	Contractual	Exercise	Number of	Exercise
Range of Exercise Price (C$)	SARs	Life (years)	Price	SARs	Price

60.00 to 69.99	14,745	4.08	69.40	—	—

During the year, Cenovus has not recorded any compensation costs related to the outstanding Performance SARs (2007 — nil).
F) Deferred Share Units
EnCana has in place a program whereby Directors and certain key employees are issued Deferred Share Units (“DSUs”), which are equivalent in value to a Common Share of EnCana. DSUs granted to Directors vest immediately. DSUs expire on December 15th of the year following the Director’s resignation or employee’s termination.

The following table summarizes information related to the DSUs:

	2008	2007
	Outstanding	Outstanding
As at December 31	DSUs	DSUs

Canadian Dollar Denominated
Outstanding, Beginning of Year	312,262	459,286
Granted	45,470	41,959
Units, in Lieu of Dividends	8,418	4,936
Redeemed	(18,024)	(193,919)

Outstanding, End of Year	348,126	312,262

During the year, Cenovus recorded compensation costs of $1 million related to the outstanding DSUs (2007 — $7 million; 2006 — $2 million).
G) Performance Share Units
Performance Share Units (“PSUs”) were granted in 2003, 2004 and 2005 and entitled employees to receive upon vesting, either a Common Share of EnCana or a cash payment equal to the value of one Common Share of EnCana, depending upon the terms of the PSUs granted. PSUs vested over a three year period from the date granted. If EnCana’s performance was at or above a specified level compared to a pre-determined peer group, payments ranged from one half to two times the PSU. At December 31, 2008, there are no PSUs outstanding.
PSUs granted in 2003 were paid out in cash at 75 percent of the number granted. PSUs granted in 2004 were paid out in Common Shares at 100 percent of the number granted. PSUs granted in 2005 were paid out in Common Shares at 125 percent of the number granted.
The following table summarizes information related to the PSUs:

	2008		2007
	Outstanding	Average	Outstanding	Average
As at December 31	PSUs	Share Price	PSUs	Share Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	632,253	38.79	1,741,713	31.24
Granted	153,346	70.77	8,666	62.84
Distributed	(766,395)	45.34	(1,056,407)	26.98
Forfeited	(19,204)	38.32	(61,719)	34.38

Outstanding, End of Year	—	—	632,253	38.79

During the year, Cenovus has not recorded any compensation costs related to the outstanding PSUs (2007 — $16 million; 2006 — $7 million).
NOTE 19. Financial Instruments and Risk Management
Cenovus’ carve-out financial assets and liabilities are comprised of cash and cash equivalents, accounts receivable and accrued revenues, accounts payable and accrued liabilities, the partnership contribution receivable and payable, risk management assets and liabilities, and long-term debt. Risk management assets and liabilities arise from the use of derivative financial instruments. Fair values of financial assets and liabilities, summarized information related to risk management positions, and discussion of risks associated with financial assets and liabilities are presented as follows.
A) Fair Value of Financial Assets and Liabilities
The fair values of cash and cash equivalents, accounts receivable and accrued revenues, and accounts payable and accrued liabilities approximate their carrying amount due to the short-term maturity of those instruments.
The fair values of the partnership contribution receivable and partnership contribution payable approximate their carrying amount due to the specific nature of these instruments in relation to the creation of the integrated oil joint venture.

Risk management assets and liabilities are recorded at their estimated fair value based on the mark-to-market method of accounting, using quoted market prices or, in their absence, third-party market indications and forecasts.
The estimated fair values of long-term borrowings approximate their carrying amount as they represent intercompany balances which are expected to be replaced with new third party long-term debt at the time of the Arrangement (See Note 14).
The fair value of financial assets and liabilities were as follows:

	2008		2007
	Carrying	Fair	Carrying	Fair
As at December 31	Amount	Value	Amount	Value
Financial Assets
Held-for-trading:
Cash and cash equivalents	$153	$153	$302	$302
Risk management assets *	719	719	97	97
Loans and Receivables:
Accounts receivable and accrued revenues	598	598	1,593	1,593
Partnership contribution receivable *	3,147	3,147	3,444	3,444
Financial Liabilities
Held-for-trading:
Risk management liabilities *	$40	$40	$175	$175
Other Financial Liabilities:
Accounts payable and accrued liabilities	1,114	1,114	1,813	1,813
Long-term debt *	3,036	3,036	3,690	3,690
Partnership contribution payable *	3,163	3,163	3,451	3,451

*	Including current portion.
B) Risk Management Assets and Liabilities
Net Risk Management Position

As at December 31	2008	2007

Risk Management
Current asset	$681	$88
Long-term asset	38	9

	719	97

Risk Management
Current liability	40	174
Long-term liability	—	1

	40	175

Net Risk Management Asset (Liability)	$679	$(78)

Summary of Unrealized Risk Management Positions

	2008			2007
	Risk Management			Risk Management
As at December 31	Asset	Liability	Net	Asset	Liability	Net

Commodity Prices
Natural Gas	$618	$—	$618	$78	$1	$77
Crude Oil	92	40	52	5	174	(169)
Power	9	—	9	12	—	12
Interest Rates	—	—	—	2	—	2

Total Fair Value	$719	$40	$679	$97	$175	$(78)

Net Fair Value Methodologies Used to Calculate Unrealized Risk Management Positions

As at December 31	2008	2007

Prices actively quoted	$521	$(90)
Prices sourced from observable data or market corroboration	158	12

Total Fair Value	$679	$(78)

Prices actively quoted refers to the fair value of contracts valued using quoted prices in an active market. Prices sourced from observable data or market corroboration refers to the fair value of contracts valued in part using active quotes and in part using observable, market-corroborated data.
Net Fair Value of Commodity Price Positions at December 31, 2008

	Notional Volumes	Term	Average Price	Fair Value

Natural Gas Contracts
Fixed Price Contracts
NYMEX Fixed Price	372 MMcf/d	2009	9.32 US$/Mcf	$446
NYMEX Fixed Price	35 MMcf/d	2010	9.21 US$/Mcf	23

Purchased Options
NYMEX Call Options	(43) MMcf/d	2009	11.75 US$/Mcf	(6)
NYMEX Put Options	115 MMcf/d	2009	9.11 US$/Mcf	120

Basis Contracts
Canada	28 MMcf/d	2009		—
Canada *		2010-2013		9

Total Unrealized Gain on Financial Contracts				592
Premiums Paid on Unexpired Options				26

Natural Gas Fair Value Position				$618

Crude Oil Contracts**
Crude Oil Fair Value Position				$52

Power Purchase Contracts
Power Fair Value Position				$9

*
On Cenovus’ behalf, EnCana has entered into swaps to protect against widening natural gas price differentials between production areas in Canada and various sales points. These basis swaps are priced using fixed prices and basis prices determined as a percentage of NYMEX.

**	The Crude Oil financial positions are part of the ongoing operations of Cenovus’ proprietary production and condensate management and its share of downstream refining positions.
Net Earnings Impact of Realized and Unrealized Gains (Losses) on Risk Management Positions

	Realized Gain (Loss)
For the years ended December 31	2008	2007	2006

Revenues, Net of Royalties	$(323)	$136	$51
Operating Expenses and Other	24	3	7

Gain (Loss) on Risk Management	$(299)	$139	$58

	Unrealized Gain (Loss)
For the years ended December 31	2008	2007	2006

Revenues, Net of Royalties	$727	$(349)	$529
Operating Expenses and Other	7	1	7

Gain (Loss) on Risk Management	$734	$(348)	$536

Reconciliation of Unrealized Risk Management Positions from January 1 to December 31, 2008

	2008		2007	2006
		Total	Total	Total
		Unrealized	Unrealized	Unrealized
	Fair Value	Gain (Loss)	Gain (Loss)	Gain (Loss)

Fair Value of Contracts, Beginning of Year	$(78)
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts Entered into During the Year	435	$435	$(215)	$584
Fair Value of Contracts in Place at Transition that Expired During the Year	—	—	6	10
Foreign Exchange Gain (Loss) on Canadian Dollar Contracts	(3)	—	—	—
Fair Value of Contracts Realized During the Year	299	299	(139)	(58)

Fair Value of Contracts Outstanding	$653	$734	$(348)	$536
Premiums Paid on Unexpired Options	26

Fair Value of Contracts and Premiums Paid, End of Year	$679

Commodity Price Sensitivities
The following table summarizes the sensitivity of the fair value of Cenovus’ risk management positions to fluctuations in commodity prices, with all other variables held constant. When assessing the potential impact of these commodity price changes, Management believes 10 percent volatility is a reasonable measure. Fluctuations in commodity prices could have resulted in unrealized gains (losses) impacting net earnings as at December 31, 2008 as follows:

	Favorable 10%	Unfavorable 10%
	Change	Change

Natural gas price	107	(106)
Crude oil price	7	(7)
Power price	4	(4)
C) Risks Associated with Financial Assets and Liabilities
Cenovus is exposed to financial risks arising from its carve-out financial assets and liabilities. Financial risks include market risks (such as commodity prices, foreign exchange and interest rates), credit risk and liquidity risk. The fair value or future cash flows of financial assets or liabilities may fluctuate due to movement in market prices and the exposure to credit and liquidity risks.
Commodity Price Risk
Commodity price risk arises from the effect that fluctuations of future commodity prices may have on the fair value or future cash flows of financial assets and liabilities. To partially mitigate exposure to commodity price risk, EnCana has entered into various financial derivative instruments on Cenovus’ behalf. The use of these derivative instruments is governed under formal policies and is subject to limits established by EnCana’s Board of Directors. Derivative financial instruments are not used for speculative purposes.
Natural Gas — To partially mitigate the natural gas commodity price risk, EnCana has entered into option contracts and swaps on Cenovus’ behalf, which fix the NYMEX prices. To help protect against widening natural gas price differentials in various production areas, EnCana has entered into swaps, on Cenovus’ behalf, to manage the price differentials between these production areas and various sales points.
Crude Oil — EnCana, on Cenovus’ behalf, has partially mitigated its exposure to the commodity price risk on its condensate supply with fixed price swaps.
Power — EnCana has in place two Canadian dollar denominated derivative contracts, which commenced January 1, 2007 for a period of 11 years, to manage its electricity consumption costs. At December 31, 2008, Cenovus’ share of these contracts had an unrealized gain and a fair market value position of $9 million.

Credit Risk
Credit risk arises from the potential that Cenovus may incur a loss if a counterparty to a financial instrument fails to meet its obligation in accordance with agreed terms. This credit risk exposure is mitigated through the use of EnCana’s Board-approved credit policies governing EnCana’s credit portfolio and with credit practices that limit transactions according to counterparties’ credit quality. All foreign currency agreements are with major financial institutions in Canada and the United States or with counterparties having investment grade credit ratings. A substantial portion of Cenovus’ accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks.
With respect to counterparties to financial instruments, EnCana enters into contracts with the counterparties on behalf of Cenovus. At December 31, 2008, Cenovus had 4 counterparties whose net settlement position individually account for more than 10 percent of the fair value of the outstanding in-the-money net financial instrument contracts by counterparty. The maximum credit risk exposure associated with accounts receivable and accrued revenues, risk management assets and the partnership contribution receivable is the total carrying value.
Liquidity Risk
Liquidity risk is the risk that difficulties will be encountered in meeting a demand to fund its financial liabilities as they come due. EnCana, on behalf of Cenovus, manages its liquidity risk through cash and debt management. As disclosed in Note 17, EnCana targets a Debt to Capitalization ratio between 30 and 40 percent and a Debt to Adjusted EBITDA of 1.0 to 2.0 times to steward the overall debt position.
In managing liquidity risk, EnCana has access to a wide range of funding at competitive rates through commercial paper, capital markets and banks. EnCana believes it has sufficient funding through the use of these facilities to meet foreseeable borrowing requirements.
The timing of cash outflows relating to financial liabilities are outlined in the table below:

	Less than 1 Year	1 - 3 Years	4 - 5 Years	Thereafter	Total

Accounts Payable and Accrued Liabilities	$1,114	$—	$—	$—	$1,114
Risk Management Liabilities	40	—	—	—	40
Long-Term Debt *, **	245	536	1,128	3,504	5,413
Partnership Contribution Payable **	489	978	978	1,588	4,033

*
The long-term debt represents an allocation of EnCana’s consolidated long-term debt as discussed in Note 14. The cash outflows presented represent the proportionate share of EnCana’s cash outflows assuming that the intercompany debt will be replaced with new long-term debt borrowings with similar terms and conditions.

**	Principal and interest, including current portion.
Foreign Exchange Risk
Foreign exchange risk arises from changes in foreign exchange rates that may affect the fair value or future cash flows of Cenovus’ financial assets or liabilities. As Cenovus operates in North America, fluctuations in the exchange rate between the U.S./Canadian dollar can have a significant effect on reported results. Cenovus’ functional currency is Canadian dollars; for consistent presentation with EnCana’s Consolidated Financial Statements, unless otherwise indicated, the Cenovus Carve-out Consolidated Financial Statements and all dollar amounts are expressed in U.S. dollars. As the effects of foreign exchange fluctuations are embedded in Cenovus’ results, the total effect of foreign exchange fluctuations are not separately identifiable.
To mitigate the exposure to the fluctuating U.S./Canadian exchange rate, Cenovus has been allocated a mix of both U.S. dollar and Canadian dollar debt as disclosed in Note 14.
As disclosed in Note 8, Cenovus’ foreign exchange (gain) loss is primarily comprised of unrealized foreign exchange gains and losses on the translation of U.S. dollar debt issued from Canada and the translation of the U.S. dollar partnership contribution receivable issued from Canada. At December 31, 2008, Cenovus had $1,804 million in U.S. dollar debt issued from Canada ($2,096 million at December 31, 2007) and $3,147 million related to the U.S. dollar partnership contribution receivable ($3,444 million at December 31, 2007). A $0.01 change in the U.S. to Canadian dollar exchange rate would have resulted in an $11 million change in foreign exchange (gain) loss at December 31, 2008 (December 31, 2007 — $14 million).

Interest Rate Risk
Interest rate risk arises from changes in market interest rates that may affect the fair value or future cash flows from Cenovus’ financial assets or liabilities. EnCana partially mitigates its exposure to interest rate changes by maintaining a mix of both fixed and floating rate debt.
Cenovus’ long-term debt and associated interest expense represents an allocation of their proportionate share of EnCana’s consolidated long-term debt and net interest expense (See Note 14).
At December 31, 2008, the increase or decrease in net earnings for each one percent change in interest rates on EnCana’s floating rate debt amounts to $12 million. Cenovus’ share of EnCana’s floating rate debt would increase or decrease net earnings for each one percent change in interest rates by $4 million (2007— $5 million; 2006 — $4 million).
NOTE 20. Supplementary Information
Supplementary Cash Flow Information

For the years ended December 31	2008	2007	2006

Interest Paid	$395	$408	$149
Income Taxes Paid	$508	$536	$177
NOTE 21. Commitments and Contingencies
Commitments
The commitments disclosed within this section reflect allocations made to Cenovus through the carve-out process based on those commitments identified as part of EnCana’s normal course of operations.

As at December 31, 2008	2009	2010	2011	2012	2013	Thereafter	Total

Pipeline Transportation	$117	$109	$93	$149	$138	$967	$1,573
Purchases of Goods and Services	564	184	7	2	2	4	763
Product Purchases	23	23	20	18	18	43	145
Operating Leases*	23	22	42	66	60	1,079	1,292
Other Long-Term Commitments	9	5	2	1	—	—	17

Total	$736	$343	$164	$236	$218	$2,093	$3,790

*	Operating leases consist of building leases.
In addition to the above, Cenovus’ share of commitments related to its risk management program are disclosed in Note 19.
Contingencies
Legal Proceedings
EnCana is involved in various legal claims associated with the normal course of operations. EnCana believes it has made adequate provisions for such claims and any provision that has been identified as part of Cenovus’ normal course of operations has been allocated to Cenovus and included in the Cenovus Carve-out Consolidated Financial Statements.
Asset Retirement
Cenovus is responsible for the retirement of long-lived assets related to its oil and gas properties, refining facilities and Midstream facilities at the end of their useful lives. Cenovus has recognized a liability of $648 million based on current legislation and estimated costs. Actual costs may differ from those estimated due to changes in legislation and changes in costs.

Income Tax Matters
The operations of Cenovus are complex, and related tax interpretations, regulations and legislation in the various jurisdictions that Cenovus operates in are continually changing. As a result, there are usually some tax matters under review. Management believes that the provision for taxes is adequate.
NOTE 22. United States Accounting Principles and Reporting
The Cenovus Carve-out Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”) which, in most respects, conform to accounting principles generally accepted in the United States (“U.S. GAAP”). The significant differences between Canadian GAAP and U.S. GAAP are described in this note.
The allocations used in the preparation of this note are consistent with those used in preparation of the Cenovus Carve-out Consolidated Financial Statements for Canadian GAAP purposes.
Reconciliation of Net Earnings Under Canadian GAAP to U.S. GAAP

For the years ended December 31	Note	2008	2007	2006

Net Earnings — Canadian GAAP		$2,368	$1,404	$1,822

Increase (Decrease) in Net Earnings Under U.S. GAAP:
Revenues, net of royalties	A	—	(5)	63
Operating	E ii)	(12)	1	(5)
Depreciation, depletion and amortization	B, E ii)	29	148	(1,146)
Administrative	E ii)	(14)	1	(4)
Interest, net	A	—	—	(3)
Stock-based compensation — options	D	1	(3)	—
Income tax expense	F	(32)	(87)	317

Net Earnings Before Change in Accounting Policy — U.S. GAAP		2,340	1,459	1,044
Cumulative Effect of Change in Accounting Policy, net of tax	E ii)	—	—	(6)

Net Earnings — U.S. GAAP		$2,340	$1,459	$1,038

Consolidated Statement of Earnings — U.S. GAAP

For the years ended December 31	Note	2008	2007	2006

Revenues, Net of Royalties	A	$16,559	$13,401	$7,561
Expenses
Production and mineral taxes		75	63	73
Transportation and selling		963	756	899
Operating	E ii)	1,235	1,113	683
Purchased product		9,710	7,476	1,984
Depreciation, depletion and amortization	B, E ii)	1,289	1,278	2,400
Administrative	E ii)	181	144	98
Interest, net	A	218	187	155
Accretion of asset retirement obligation		39	28	25
Foreign exchange (gain) loss, net		(250)	380	(26)
Stock-based compensation — options	D	(1)	3	—
(Gain) loss on divestitures		3	4	—

Net Earnings Before Income Tax		3,097	1,969	1,270
Income tax expense	F	757	510	226

Net Earnings Before Change in Accounting Policy — U.S. GAAP		2,340	1,459	1,044
Cumulative Effect of Change in Accounting Policy, net of tax	E ii)	—	—	(6)

Net Earnings — U.S. GAAP		$2,340	$1,459	$1,038

Consolidated Statement of Owner’s Net Investment — U.S. GAAP

For the years ended December 31	Note	2008	2007	2006

Owner’s Net Investment, Beginning of Year		$4,871	$5,365	$5,592
Net Earnings — U.S. GAAP		2,340	1,459	1,038
Net Distributions to EnCana	D	(378)	(1,953)	(1,265)

Owner’s Net Investment, End of Year		$6,833	$4,871	$5,365

Consolidated Statement of Comprehensive Income — U.S. GAAP

For the years ended December 31	Note	2008	2007	2006

Net Earnings — U.S. GAAP		$2,340	$1,459	$1,038
Foreign Currency Translation Adjustment	B, E ii), G	(2,075)	1,133	97
Compensation Plans	G	(8)	—	—

Comprehensive Income		$257	$2,592	$1,135

Consolidated Statement of Accumulated Other Comprehensive Income — U.S. GAAP

For the years ended December 31	Note	2008	2007	2006

Balance, Beginning of Year		$2,290	$1,157	$1,072
Foreign Currency Translation Adjustment	B, E ii),G	(2,075)	1,133	97
Compensation Plans	G	(8)	—	(12)

Balance, End of Year		$207	$2,290	$1,157

Condensed Consolidated Balance Sheet

	2008			2007
As at December 31	Note	As Reported	U.S GAAP	As Reported	U.S. GAAP

Assets
Current Assets		$2,248	$2,248	$3,099	$3,099
Property, Plant and Equipment	B, C, E ii)	21,125	21,132	23,418	23,407
(includes unproved properties and major development projects of $665 and $299 as of December 31, 2008 and 2007, respectively)
Accumulated Depreciation, Depletion and Amortization		(8,915)	(9,798)	(10,097)	(11,237)

Property, Plant and Equipment, net		12,210	11,334	13,321	12,170
(Full Cost Method for Oil and Gas Activities)
Investments and Other Assets	E i)	200	183	252	234
Partnership Contribution Receivable		2,834	2,834	3,147	3,147
Risk Management		38	38	9	9
Goodwill		936	936	1,159	1,159

		$18,466	$17,573	$20,987	$19,818

Liabilities and Net Investment
Current Liabilities	A, E i), ii), F	$1,798	$1,918	$3,125	$3,223
Long-Term Debt		2,952	2,952	3,418	3,418
Other Liabilities	A, E i), ii)	52	65	32	40
Partnership Contribution Payable		2,857	2,857	3,163	3,163
Risk Management		—	—	1	1
Asset Retirement Obligation		648	648	703	703
Future Income Taxes	F	2,411	2,093	2,538	2,109

		10,718	10,533	12,980	12,657

Net Investment
Owner’s Net Investment	D	7,560	6,833	5,573	4,871
Accumulated Other Comprehensive Income	G	188	207	2,434	2,290

Total Net Investment		7,748	7,040	8,007	7,161

		$18,466	$17,573	$20,987	$19,818

Condensed Consolidated Statement of Cash Flows — U.S. GAAP

For the years ended December 31	2008	2007	2006

Operating Activities
Net earnings	$2,340	$1,459	$1,038
Depreciation, depletion and amortization	1,289	1,278	2,400
Future income taxes	416	(168)	(270)
Unrealized (gain) loss on risk management	(734)	353	(589)
Unrealized foreign exchange (gain) loss	(259)	383	—
Accretion of asset retirement obligation	39	28	25
(Gain) loss on divestitures	3	4	—
Other	(5)	120	61
Net change in other assets and liabilities	(89)	(48)	(1)
Net change in non-cash working capital	(316)	(417)	301

Cash From Operating Activities	$2,684	$2,992	$2,965

Cash (Used in) Investing Activities	$(1,964)	$(1,533)	$(1,616)

Cash From (Used in) Financing Activities	$(849)	$(1,270)	$(1,222)

Notes:
A) Derivative Instruments and Hedging
On January 1, 2004, Cenovus implemented under Canadian GAAP, EIC 128 “Accounting For Trading, Speculative or Non-Hedging Derivative Financial Instruments” which requires derivatives not designated as hedges to be recorded in the balance sheet as either assets or liabilities at their fair value. Changes in the derivatives’ fair value are recognized in current period earnings. Under the transitional rules any gain or loss at the implementation date is deferred and recognized into revenue once realized. Currently, Management has not designated any of the financial instruments as hedges.
The adoption of EIC 128 at January 1, 2004 resulted in the recognition of a deferred loss which was recognized into earnings when realized. As at December 31, 2007, under Canadian GAAP, the remaining transition amount has been fully recognized into net earnings resulting in a $5 million decrease to revenue and $0.3 million increase to interest.
For U.S. GAAP, Cenovus adopted Statement of Financial Accounting Standards (“SFAS”) 133 effective January 1, 2001. SFAS 133 requires that all derivatives be recorded in the balance sheet as either assets or liabilities at their fair value. Changes in the derivatives’ fair value are recognized in current period earnings unless specific hedge accounting criteria are met. Management has currently not designated any of the financial instruments as hedges for U.S. GAAP purposes under SFAS 133. Any gain or loss on implementation of SFAS 133 was recorded in Other Comprehensive Income. These transitional amounts are recognized into net earnings as the positions are realized.
Unrealized gain (loss) on derivatives relate to:

For the years ended December 31	2008	2007	2006

Commodity Prices (Revenues, net of royalties)	$727	$(354)	$592
Operating Expenses and Other	7	1	7

Total Unrealized Gain (Loss)	$734	$(353)	$599

In 2007, the remaining balance related to the transitional amounts in Accumulated Other Comprehensive Income was recognized in net earnings for U.S. GAAP.

B) Full Cost Accounting
Under U.S. GAAP, a ceiling test is applied to ensure the unamortized capitalized costs in each cost centre do not exceed the sum, net of applicable income taxes, of the present value, discounted at 10 percent, of the estimated future net revenues calculated on the basis of estimated value of future production from proved reserves using oil and gas prices at the balance sheet date, less related unescalated estimated future development and production costs, plus unimpaired unproved property costs. Depletion charges under U.S. GAAP are also calculated by reference to proved reserves estimated using oil and gas prices at the balance sheet date.
Under Canadian GAAP, a similar ceiling test calculation is performed with the exception that cash flows from proved reserves are undiscounted and utilize forecast pricing and future development and production costs to determine whether impairment exists. The impairment amount is measured using the fair value of proved and probable reserves. Depletion charges under Canadian GAAP are also calculated by reference to proved reserves estimated using estimated future prices and costs.
At December 31, 2008, Cenovus’ capitalized costs of oil and gas properties in Canada exceeded the full cost ceiling resulting in a non-cash U.S. GAAP write-down of $60 million charged to DD&A ($45 million after-tax) (2007 — nil; 2006 — $1.2 billion charged to DD&A, $838 million after-tax). Additional depletion was also recorded in 2001, and certain prior years, as a result of the ceiling test difference between Canadian GAAP and U.S. GAAP. As a result, the depletion base of unamortized capitalized costs is less for U.S. GAAP purposes.
The U.S. GAAP adjustment for the difference in depletion calculations results in an impact to DD&A charges and foreign currency translation adjustment of $92.4 million decrease and $8.5 million decrease respectively (2007 — $147.8 million decrease and $8.9 million increase; 2006 - $38 million decrease and $0.6 million decrease).
C) Property, Plant and Equipment Allocation
Net property, plant and equipment related to Canadian upstream oil and gas activities has been allocated for US GAAP carve-out purposes using the same methodology as the carve-out allocation for Canadian GAAP purposes.
The balances related to Canadian upstream operations have been allocated between Cenovus and EnCana in accordance with the CICA Handbook Accounting Guideline ACG-16, based on the ratio of future net revenue, discounted at 10 percent, of the properties carved out to the discounted future net revenue of all proved properties in Canada using the reserve reports dated December 31, 2008 and December 31, 2007. Future net revenue is the estimated net amount to be received with respect to development and production of crude oil and natural gas reserves, the value of which has been determined by EnCana’s independent reserve evaluators.
D) Stock-Based Compensation — Canadian Pacific Limited Reorganization
Under Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, compensation expense must be recorded if the intrinsic value of the stock options is not exactly the same immediately before and after an equity restructuring. As part of the corporate reorganization of CPL, an equity restructuring occurred which resulted in CPL stock options being replaced with stock options granted by EnCana, as described in Note 18. This resulted in the replacement options having a different intrinsic value after the restructuring than prior to the restructuring. Canadian GAAP does not require revaluation of these options.

E) Compensation Plans
i) Pensions and Other Post-Employment Benefits
For the year ended December 31, 2006, Cenovus adopted, for U.S. GAAP purposes, SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. SFAS 158 requires EnCana to recognize the over-funded or under-funded status of defined benefit and post-employment plans on the balance sheet as an asset or liability and to recognize changes in the funded status through Other Comprehensive Income. Canadian GAAP does not require Cenovus to recognize the funded status of these plans on its balance sheet.
ii) Liability-Based Stock Compensation Plans
Under Canadian GAAP, obligations for liability-based stock compensation plans are recorded using the intrinsic-value method of accounting. For U.S. GAAP purposes, Cenovus adopted SFAS 123(R), “Share-Based Payment” for the year ended December 31, 2006 using the modified-prospective approach. Under SFAS 123(R), the intrinsic-value method of accounting for liability-based stock compensation plans is no longer an alternative. Liability-based stock compensation plans, including tandem share appreciation rights, performance tandem share appreciation rights, share appreciation rights, performance share appreciation rights and deferred share units, are required to be re-measured at fair value at each reporting period up until the settlement date.
To the extent compensation cost relates to employees directly involved in natural gas and crude oil exploration and development activities, certain amounts are capitalized to property, plant and equipment. Amounts not capitalized are recognized as administrative expenses or operating expenses. The current period adjustments have the following impact:
•	Net property, plant and equipment increased by $14.6 million (2007 — $3.5 million decrease)
•	Current liabilities increased by $41.4 million (2007 — $6.0 million decrease)
•	Other liabilities decreased by $0.2 million (2007 — $1.4 million decrease)
•	Other comprehensive income increased by $3.0 million (2007 — $0.2 million increase)
•	Operating expenses increased by $11.6 million (2007 — $0.9 million decrease)
•	Administrative expenses increased by $14.5 million (2007 — $1.0 million decrease)
•	Depreciation, depletion and amortization expenses increased by $3.8 million (2007 — $0.5 million decrease)
As Cenovus adopted SFAS 123(R) using the modified prospective approach, prior periods have not been restated.
SFAS 123(R), under the modified prospective approach, requires the cumulative impact of a change in an accounting policy to be presented in the current year Consolidated Statement of Earnings. The cumulative effect, net of tax, of initially adopting SFAS 123(R) January 1, 2006 was a loss of $6 million.
F) Income Taxes
Under U.S. GAAP, enacted tax rates and legislative changes are used to calculate current and future income taxes; whereas Canadian GAAP uses substantively enacted tax rates and legislative changes. In 2007, a Canadian tax legislative change was substantively enacted for Canadian GAAP; however, this tax legislative change was not considered enacted for U.S. GAAP by December 31, 2007. This tax legislative change was still not considered enacted for U.S. GAAP by December 31, 2008. Accordingly, there was no difference in 2008 (2007 — increase to income tax expense of $76 million; 2006 — nil) for U.S. GAAP.
The remaining differences resulted from the future income tax adjustments included in the Reconciliation of Net Earnings under Canadian GAAP to U.S. GAAP and the Condensed Consolidated Balance Sheet include the effect of such rate differences, if any, as well as the tax effect of the other reconciling items noted.

The following table provides a reconciliation of the statutory rate to the actual tax rate:

For the years ended December 31	2008	2007	2006

Net Earnings Before Income Tax — U.S. GAAP	$3,097	$1,969	$1,270
Canadian Statutory Rate	29.7%	32.3%	34.7%

Expected Income Tax	919	636	441
Effect on Taxes Resulting from:
Non-deductible Canadian Crown payments	—	—	48
Canadian resource allowance	—	—	(9)
Statutory and other rate differences	(79)	17	(38)
Effect of tax rate changes	—	(147)	(276)
Non-taxable downstream partnership income	6	(70)	—
International financing	(127)
Foreign exchange (gains) losses not included in net earnings	11	—	—
Non-taxable capital (gains) losses	(50)	45	(2)
Other	77	29	62

Income Tax — U.S. GAAP	$757	$510	$226

Effective Tax Rate	24.4%	25.9%	17.8%

The net future income tax liability is comprised of:

As at December 31	2008	2007

Future Tax Liabilities
Property, plant and equipment in excess of tax values	$1,737	$1,978
Timing of partnership items	470	509
Other	185	—

Future Tax Assets
Non-capital and net operating losses carried forward	(19)	—
Other	(280)	(378)

Net Future Income Tax Liability	$2,093	$2,109

G) Other Comprehensive Income
SFAS 158 requires a change in the funded status of defined benefit and post-employment plans to be recognized on the balance sheet and changes in the funded status through comprehensive income. In 2008, a loss of $7.5 million, net of tax was recognized in other comprehensive income (2007 — $nil) as noted in D i). On adoption of SFAS 158, as required, the transitional amount of $12 million, net of tax was booked directly to Accumulated Other Comprehensive Income.
The foreign currency translation adjustment includes the effect of the accumulated U.S. GAAP differences.

H) Joint Venture with ConocoPhillips
Under Canadian GAAP, the Integrated Oil operations that are jointly controlled are proportionately consolidated. U.S. GAAP requires the Downstream Refining operations included in the Integrated Oil Division be accounted for using the equity method. However, under an accommodation of the U.S. Securities and Exchange Commission, accounting for jointly controlled investments does not require reconciliation from Canadian to U.S. GAAP if the joint venture is jointly controlled by all parties having an equity interest in the entity. This is the case for the Downstream Refining operations. Equity accounting for the Downstream Refining operations would have no impact on EnCana’s net earnings or retained earnings. As required, the following disclosures are provided for the Downstream Refining operations of the joint venture.

Income Statement
For the year ended December 31	2008	2007

Operating Cash Flow (See Note 5)	$(241)	$1,074
Depreciation, depletion and amortization	(188)	(159)
Other	19	(5)

Net Income	$(410)	$910

Balance Sheet
As at December 31	2008	2007

Current Assets	$321	$1,172
Long-term Assets	4,157	3,851
Current Liabilities	422	644
Long-term Liabilities	35	21

Statement of Cash Flows
For the year ended December 31	2008	2007

Cash From Operating Activities	$118	$885
Cash (Used in) Investing Activities	(519)	(322)
Cash (Used in) From Financing Activities	—	—
I) Recent Accounting Pronouncements
As of January 1, 2008, Cenovus adopted, for U.S. GAAP purposes, SFAS 157, “Fair Value Measurements”. SFAS 157 provides a common definition of fair value, establishes a framework for measuring fair value under U.S. GAAP and expands disclosures about fair value measurements. This standard applies when other accounting pronouncements require fair value measurements and does not require new fair value measurements. The adoption of this standard did not have a material impact on Cenovus’ Carve-out Consolidated Financial Statements.
As of January 1, 2008, Cenovus adopted, for U.S. GAAP purposes, measurement requirements under SFAS 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This standard also requires EnCana to measure the funded status of a plan as of the balance sheet date. The adoption of the change in measurement date did not have a material impact on Cenovus’ Carve-out Consolidated Financial Statements.
In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. This standard became effective November 15, 2008 following the SEC’s approval of the Public Company Accounting Oversight Board Auditing amendments to AU Section, 411 “The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles”. The statement is intended to improve financial reporting by identifying a consistent hierarchy for selecting accounting principles to be used in preparing financial statements that are presented in conformity with U.S. GAAP. The adoption of this standard did not have a material impact on Cenovus’ Carve-out Consolidated Financial Statements.

Cenovus has assessed new and revised accounting pronouncements that have been issued that are not yet effective and determined that the following may have a significant impact on Cenovus:
•
As of January 1, 2009, Cenovus will be required to adopt, for U.S. GAAP purposes, SFAS 141(R), “Business Combinations”, which replaces SFAS 141. This revised standard requires assets and liabilities acquired in a business combination, contingent consideration, and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination. The adoption of this standard will impact Cenovus’ U.S. GAAP accounting treatment of business combinations entered into after January 1, 2009.

•
As of January 1, 2009, Cenovus will be required to adopt, for U.S. GAAP purposes, SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51”. This standard requires a noncontrolling interest in a subsidiary to be classified as a separate component of equity. The standard also changes the way the U.S. GAAP Consolidated Statement of Earnings is presented by requiring net earnings to include the amounts attributable to both the parent and the noncontrolling interest and to disclose these respective amounts. The adoption of this standard should not have a material impact on Cenovus’ Carve-out Consolidated Financial Statements.

•
As of December 31, 2009, Cenovus will be required to prospectively adopt the new reserves requirements that arise from the completion of the SEC’s project, Modernization of Oil and Gas Reporting. The new rules include provisions that permit the use of new technologies to establish proved reserves if those technologies have been demonstrated empirically to lead to reliable conclusions about reserves volumes. Additionally, oil and gas reserves will be reported using an average price based upon the prior 12-month period rather than year-end prices. The new rules will affect the reserve estimate used in the calculation of DD&A and the ceiling test for U.S. GAAP purposes. Cenovus is assessing the impact these new rules will have on its Consolidated Financial Statements.